PURO TRADER, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Puro Trader, Inc.
Manchester, New Hampshire

We have reviewed the accompanying financial statements of Puro Trader, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 11, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

PURO TRADER, INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	17,300
Note receivable		-
TOTAL CURRENT ASSETS		17,300
PROPERTY AND EQUIPMENT		
Property and equipment, net		34,339
OTHER ASSETS		
Deposit		4,250
		4,250
TOTAL ASSETS	$	55,889

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	213,448
Accrued expenses		257,037
SBA PPP loan		132,756
Convertible note		210,440
TOTAL CURRENT LIABILITIES		813,681
LONG-TERM LIABILITIES		
Notes payable		152,482
Notes payable - related party		354,942
TOTAL LONG-TERM LIABILITIES		507,424
TOTAL LIABILITIES		1,321,105
SHAREHOLDERS' EQUITY		
Treasury stock, see note 8		(24,980)
Preferred stock, see note 8		26
Common stock, see note 8		111
Additional paid-in capital		984,044
Accumulated deficit		(2,224,417)
TOTAL SHAREHOLDERS' EQUITY		(1,265,216)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	55,889

See independent accountant's review report and accompanying notes to financial statements.

PURO TRADER, INC.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$ 43,065
COST OF GOODS SOLD	21,225
GROSS PROFIT	21,840
OPERATING EXPENSES	
Contractors expense	696,134
Depreciation expense	3,583
Dues and subscriptions	49,097
General and administrative	71,162
Payroll expenses	460,697
Professional fees	25,538
Rent expense	28,573
Sales and marketing	284,921
TOTAL OPERATING EXPENSES	1,619,705
NET OPERATING INCOME	(1,597,865)
OTHER INCOME/(EXPENSES)	
Interest expense	(27,869)
Grant income	10,000
TOTAL OTHER INCOME/(EXPENSES)	(17,869)
NET LOSS	$ (1,615,734)

See independent accountant's review report and accompanying notes to financial statements.

PURO TRADER, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Treasury Stock		Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2020	-	$ -	12,667	$ 13	100,000	$ 100	$ 354,887	$ (608,683)	$ (253,683)
Repurchase of stock	20,000	(24,980)	-	-	(20,000)	(20)	-	-	$ (25,000)
Issuance of common stock - Net Capital Raise	-	-	-	-	11,361	11	504,190	-	$ 504,201
Issuance of stock	-	-	12,886	13	19,380	19	124,968	-	$ 125,000
Net loss	-	-	-	-	-	-	-	(1,615,734)	$ (1,615,734)
ENDING BALANCE, DECEMBER 31, 2020	20,000	$ (24,980)	25,553	$ 26	110,741	$ 111	$ 984,044	$ (2,224,417)	$ (1,265,216)

See independent accountant's review report and accompanying notes to financial statements.

PURO TRADER, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (1,615,734)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	3,583
Increase (decrease) in liabilities:	
Accounts payable	131,635
Accrued expenses	155,041
Deposits	(4,250)
CASH USED FOR OPERATING ACTIVITIES	(1,329,725)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(7,678)
CASH USED FOR INVESTING ACTIVITIES	(7,678)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of convertible notes	130,000
Cash paid for treasury stock	(25,000)
Issuance of stock	629,201
Issuance of notes payable - related party	334,240
Issuance of EIDL loan	150,000
Issuance of SBA PPP loan	132,756
CASH PROVIDED BY FINANCING ACTIVITIES	1,351,197
NET INCREASE IN CASH	13,794
CASH AT BEGINNING OF YEAR	3,506
CASH AT END OF YEAR	$ 17,300

CASH PAID DURING THE YEAR FOR:

INTEREST	$ 8,035
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Puro Trader, Inc. dba Yahyn (the "Company") was incorporated in the State of Virginia as a limited liability company on February 15, 2013. The Company filed a certificate of conversion in the State of Delaware to convert to a Delaware c-corporation on May 22, 2019. The Company builds and manages website designed to create an online marketplace for third part sellers of restrict brands. The Company's headquarters are located in Manchester, New Hampshire.

The Company's mission is to provide the best available price discovery mechanism alongside the larges available inventory options to consumers for hard to find, restricted brands. The Company is designed for the sales of premium cigars and is currently in operation.

Going Concern
Since Inception, the Company has relied on funds from related party notes, convertible notes, common stock issued, and contributions from owners to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities.

1. **Summary of Significant Accounting Policies (continued)**

    Risks and Uncertainties (continued)
    Specific to the Company, COVID-19 may impact various parts of its 2021 operations and
    financial results including shelter in place orders, material supply chain interruption, economic
    hardships affecting funding for the Company's operations, and affects the Company's workforce.
    Management believes the Company is taking appropriate actions to mitigate the negative impact.
    However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of
    December 31, 2020.

    Accounts Receivable
    The Company's trade receivables are recorded when billed and represent claims against third
    parties that will be settled in cash. The carrying value of the Company's receivables, net of the
    allowance for doubtful accounts, represents their estimated net realizable value.

    The Company evaluates the collectability of accounts receivable on a customer-by-customer basis.
    The Company records a reserve for bad debts against amounts due to reduce the net recognized
    receivable to an amount the Company believes will be reasonably collected. The reserve is a
    discretionary amount determined from the analysis of the aging of the accounts receivables,
    historical experience and knowledge of specific customers. As of December 31, 2020, the
    Company had no accounts receivable.

    Property and Equipment
    Property and equipment is stated at cost. Depreciation is computed using the straight-line method
    over the estimated useful lives of the assets. Office equipment is depreciated over three years.
    Repair and maintenance costs are charged to operations as incurred and major improvements are
    capitalized. The Company reviews the carrying amount of fixed assets whenever events or
    changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

    Income Taxes
    The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes
    recognized in a company's financial statements, which prescribes a recognition threshold and
    measurement process for financial statement recognition and measurement of a tax position
    taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position
    must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC
    740 also provides guidance on derecognition, classification, interest and penalties, accounting in
    interim periods, disclosure and transition. Based on the Company's evaluation, it has been
    concluded that there are no significant uncertain tax positions requiring recognition in the
    Company's financial statements. The Company believes that its income tax positions would be
    sustained on audit and does not anticipate any adjustments that would result in a material
    change to its financial position.

    The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of
    the United States. The Company sustained net operating losses since inception. Net operating
    losses will be carried forward to reduce taxable income in future years. Due to management's
    uncertainty as to the timing and valuation of any benefits associated with the net operating loss
    carryforwards, the Company has elected to recognize an allowance to account for them in the
    financial statements but has fully reserved it. Under current law, net operating losses may be
    carried forward indefinitely.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware, Virginia, and New Hampshire.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling website design and selling hard to find items to customers. The Company's payments are generally collected upfront. For year ending December 31, 2020, the Company recognized $43,065 in revenue.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

The Company leases its 2,200 square foot headquarters in Manchester, New Hampshire. The lease began in August 2019, and is for five years with a first year starting at $2,961 per month, including capitalized lease improvement costs. Future minimum lease payments under this agreement are as follows:

Year ending, December 31:	Annual Lease Payment
2021	$36,696
2022	38,241
2023	39,815
2024	37,843

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Office Equipment	$	46,822
		46,822
Less: Accumulated depreciation		12,483
Total	$	34,339

4.   **Convertible Notes**

Convertible notes payable amounted to $195,000 at December 31, 2020. The convertible notes mature (and/or) convert on December 1, 2021. Convertible notes payable have an interest rate of 8% per annum.

Convertible notes payable have conversion rights into preferred stock. If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes payable and all accrued and unpaid interest on the notes shall automatically convert into fully paid and non-assessable shares of the preferred stock issued in such Qualified Financing at a conversion price equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing. Qualified Financing is defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $1,000,000 (including all proceeds from the incurrence of indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital. In the event of a change of control, the outstanding principal amount of all notes payable, plus all accrued and unpaid interest, in each case that has not otherwise been previously converted into equity securities, shall be due and payable immediately prior to the closing of such change of control, together with a premium equal to 50% of the outstanding principal amount to be prepaid. The Company has not yet established a class of preferred stock and consequently, there are no additional rights or terms available to such debt holders.

As of December 31, 2020, the Company has recorded $15,440 in accrued interest.

5.   **Notes Payable – Related Party**

Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

During 2020, the Company entered into a buyback agreement with a shareholder to buy back 20,000 shares of common stock in exchange for a note payable in the amount of $25,000. This note carries 5% interest and is payable on demand under one of two conditions occurring:

5. **Notes Payable – Related Party (continued)**

(1) the Company closes an aggregate of $750,000 in financing in its Seed Extension Round, or (2) The Company achieved positive cash flow from operations and has cash reserves in excess of $200,000. As of December 31, 2021, the Company has recorded $1,912 of accrued interest on this note.

6. **Notes Payable**

Debt consisted of the following at December 31, 2020:

EIDL loan; interest at 3.75% per annum, maturing in July 2030, monthly payment of $797 (beginning July 2022), uncollateralized.	$ 152,482
Less: Current portion of notes payable	-
Long term portion of notes payable	152,482

Maturity of the note payable is as follows:

December 31, 2021	$ -
December 31, 2022	1,389
December 31, 2023	2,857
December 31, 2024	2,966
December 31, 2025	3,078
Thereafter	142,192
	$ 152,482

7. **SBA PPP Loan**

In 2020, the Company received loan proceeds of $132,756 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

7.   **SBA PPP Loan (continued)**

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

8.   **Equity**

Treasury Stock
During 2020, the board of directors authorized a purchase of twenty thousand (20,000) shares of the Company's common stock, in exchange for a note payable to the seller in the amount of $25,000 (see Note 5) .

Preferred Stock
Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 100,000 shares at $0.001 par value per share. As of December 31, 2020, 25,553 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 250,000 shares, at $0.001 par value per share. As of December 31, 2020, 130,741 shares have been issued and 110,741 shares are outstanding.

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 50,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, no shares have been issued under the Plan.

9.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on February 15, 2013 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9.   **Subsequent Events**

Issuance of Common Stock
During 2021, the Company issued an additional 664 shares of common stock at $44.38 per share.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in equity in the Company. The Company is attempting to raise a minimum amount of $250,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 6% commission fee and listing fee of $5,000.

Managements Evaluation
The Company has evaluated subsequent events through August 11, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

PuroTrader, LLC
Reviewed Financial Statements
and
Independent Accountant's Review Report
As of May 21, 2019 and for the Period from January 1 to May 21, 2019

Mann, Urrutia, Nelson CPAs & Associates, LLP
1760 Creekside Oaks Drive, Suite 160
Sacramento, California 95833

PuroTrader, LLC
Table of Contents
May 21, 2019



MANN • URRUTIA • NELSON CPAs & ASSOCIATES, LLP
GLENDALE • ROSEVILLE • SACRAMENTO • SOUTH LAKE TAHOE • KAUAI, HAWAII

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Members of
PuroTrader, LLC
Manchester, New Hampshire

We have reviewed the accompanying financial statements of PuroTrader, LLC (the "Company"), which comprise the balance sheet as of May 21, 2019, and the related statements of operations and members' equity and cash flows for the period from January 1, 2019 to May 21, 2019. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Mann, Urrutia, Nelson CPAs

Sacramento, California
May 5, 2020


PuroTrader, LLC
Balance Sheet (Unaudited)
May 21, 2019
Assets


Current assets

Cash and cash equivalents	$	68	
Total current assets			$ 68

Non-current assets

Property and equipment, net		32,282	
Total non-current assets			32,282
Total assets			$ 32,350


Liabilities and Members' Equity


Current liabilities

Bank overdraft	$	3,666	
Total current liabilities			$ 3,666

Long term liabilities

Note payable to owner	$	74,308	
Total long term liabilities			$ 74,308
Total liabilities			77,974
Members' equity (deficit)			(45,624)
Total liabilities and members' equity			$ 32,350

PuroTrader, LLC
Statement of Operations and Members' Equity (Unaudited)
For the Period from January 1, 2019 to May 21, 2019

Cost of goods sold	$ 5,452
Gross profit	(5,452)
General & administrative expenses	
Advertising	340
Bank charges	160
Dues & subscriptions	2,052
Insurance	228
Interest	4
Meals	674
Office expense	146
Postage & delivery	39
Research	63
Subcontractors	4,010
Taxes - other	75
Travel	(29)
Total general and administrative expenses	7,762
Loss from operations	(13,214)
Net Loss	(13,214)
Members' Equity (Deficit), Beginning of Year	(7,410)
Distribution to Members	(25,000)
Members' Equity (Deficit), End of Year	$ (45,624)

PuroTrader, LLC
Statement of Cash Flows (Unaudited)
For the Period from January 1, 2019 to May 21, 2019

Net cash flows from operating activities		
Net loss	$	(13,214)
Changes in:		
Bank overdraft		3,666
Net cash used by operating activities		(9,548)
Cash flows from financing activities		
Advances on note payable to owner		30,439
Distribution to members		(25,000)
Net cash provided by financing activities		5,439
Net decrease in cash and cash equivalents		(4,109)
Cash and cash equivalents, beginning of period		4,177
Cash and cash equivalents, end of period	$	68

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

PuroTrader, LLC, aka Yahyn ("Puro," "we," "our," or the "Company"), was formed as a limited liability company in the state of Virginia on February 15, 2013. We filed a certificate of conversion from a limited liability company to a corporation pursuant to section 265 of the Delaware General Corporation Law on May 22, 2019. The Company builds and manages websites designed to create an online market place for third party sellers of restricted brands.

PuroTrader, LLC's mission is to provide the best available price discovery mechanism alongside the largest available inventory options to consumers for hard to find, restricted brands: Purotrader.com is designed for the sales of premium cigars and is currently in operation; Yahyn.com is designed to facilitate the sales of premium wine and alcohol and is currently under construction with a target launch date for Wine sales of May 2020.

Basis of Presentation

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year end is December 31. The Company operates from its headquarters in Manchester, NH.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted the new standard as of January 1, 2018, utilizing a full retrospective transition method. Adoption of the new standard resulted in no changes for revenue recognition related as the Company has not yet generated revenue.

Topic 606 established that the Company recognize revenue using the following five-step model:

• Identification of the contract, or contracts, with a customer;
• Identification of the performance obligations in the contract;
• Determination of the transaction price;
• Allocation of the transaction price to the performance obligations in the contract; and
• Recognition of revenue when or as, the Company satisfies a performance obligation.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during the period ending May 21, 2019.

Property and Equipment

Property and equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Asset Impairment

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment for the period ended May 21, 2019.

General and Administrative Expenses

General and administrative expenses include office supplies, software and other overhead expenses.

Software Development Costs

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. The company plans, under its new corporate structure, recoginizes its technology to be feasible and marketable as of the end of 2019 and plans to begin capitalizing its technology costs starting in 2020. There was no capitalized software development costs as of May 21, 2019. No amortization expense of the software development costs has been recognized given that the software has not yet been released to the general public.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimate relates to the accruals for income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Recent Accounting Pronouncements</u>

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and as of May 21, 2019, had negative working capital of $77,906 and a members' deficit of $45,624. The Company believes that its existing cash resources are not sufficient to fund its continuing operating losses, capital expenditures, lease and debt payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management's plans include:

1. Seek to raise equity for working capital purposes and to force conversion of or pay existing debt balances. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues, and consequently cut monthly operating losses.

2. Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of May 21, 2019:

	May 21, 2019
Computer equipment	$ 35,657
Less: accumulated depreciation	(3,375)
Total property and equipment	$ 32,282

There was no depreciation expense for the period from January 1 to May 21, 2019.

NOTE 4: NOTE PAYABLE TO OWNER

In addition to his founder investment, Pierre Rogers provided additional, out of pocket funding to the Company in the form of a owner loan. The loan does not bear interest. This funding was provided on an ad hoc, as needed basis with the expectation that it would be repaid to Pierre when the company achieved sufficient cash flow to do so

NOTE 5: COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of May 21, 2019, the Company has not accrued or incurred any amounts for litigation matters.

NOTE 5: COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases

The Company leases its 2,200 SQFT Head Quarters in Manchester, NH with Colliers Property Management. The lease began in August 2019, and is for 5 years with a first year starting at $2,961 per month, including capitalized lease improvement costs.

Future minimum lease payments under this agreements are as follows:

Year Ending December 31:	Lease Payments
2019	$ 1,097
2020	35,178
2021	36,696
2022	38,241
2023	39,815
Thereafter	37,843
Total future minimum lease payments	$ 188,870

There was no rent expense for the period from January 1 to May 21, 2019.

PuroTrader, LLC
Notes to the Financial Statements (Unaudited)
May 21, 2019

NOTE 6: SUBSEQUENT EVENTS

Subsequent to May 21, 2019, a novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. As of May 5, 2020, our operations have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted remote workspaces, including ongoing and planned programming and product enhancements. Our software development and next expected milestones of our product may be impacted, and we may experience delays in anticipated timelines and milestones.

The Company has signed an engagement letter with Netcapital Funding Portal Inc. ("Netcapital") to offer the sale of the Company's common stock to the public under the exemption provided by Section 4(a)(6) of the Securities Act of 1933. This exemption is known as the crowdfunding exemption, or Regulation CF. In March 2020, the Company created a campaign page on Netcapital's website and is offering up to 2,410 shares of preferred stock for sale at a price of $44.38 per share to generate gross proceeds of up to $107,000. Starting in May of 2020, the company will expand this offering on Net Captial to issue 24,109 shares at the same price to generate gross proceeds of $1,070,000.

The Company evaluated subsequent events through May 5, 2020. There were no other material subsequent events that required recognition or additional disclosure in these financial statements

PuroTrader, Inc.
Reviewed Financial Statements
and
Independent Accountant's Review Report
For the Period Beginning May 22, 2019 and Ending December 31, 2019

Mann, Urrutia, Nelson CPAs & Associates, LLP
1760 Creekside Oaks Drive, Suite 160
Sacramento, California 95833

PuroTrader, Inc.
Table of Contents
December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
PuroTrader, Inc.
Manchester, New Hampshire

We have reviewed the accompanying financial statements of PuroTrader, Inc. (a c-corporation) (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' equity and cash flows for the period from May 22, 2019 to December 31, 2019. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, except for the issues noted in the Known Departures From Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Mann, Urrutia, Nelson CPAs

Sacramento, California
May 7, 2020

PuroTrader, Inc.
Balance Sheet (Unaudited)
December 31, 2019

Assets

Current assets

Cash and cash equivalents	$	3,506	
Notes receivable		4,298	
Total current assets			$ 7,804

Non-current assets

Property and equipment, net	30,244	
Total non-current assets		30,244

Total assets		$ 38,048

Liabilities and Stockholders' Equity

Current liabilities

Accounts payable	$	97,253	
Accrued payroll		104,478	
Total current liabilities			$ 201,731

Long term liabilities

Note payable to stockholder	25,000	
Convertible note payable	65,000	
Total long term liabilities		90,000

Total liabilities		291,731

Stockholders' equity

Common stock, $0.001 par value, 250,000 shares authorized, 100,000 shares issued and outstanding	-	
Preferred stock, $0.001 par value, 100,000 shares authorized, 12,667 shares issued and outstanding	13	
Additional Paid-In Capital	354,987	
Accumulated deficit	(608,683)	
Total stockholders' equity (deficit)		(253,683)

Total liabilities and stockholders' equity		$ 38,048


PuroTrader, Inc.
Statement of Operations (Unaudited)
For the Period Beginning May 22, 2019 and Ending December 31, 2019


Gross revenues	$ 18,888
Cost of goods sold	8,550
Gross profit	10,338
General & administrative expenses	
Advertising	59,218
Bank charges	1,282
Depreciation	2,815
Dues & subscriptions	16,186
Equipment	1,835
Insurance	67
Legal & professional	37,278
Meals	8,034
Miscellaneous	7,463
Office expense	2,271
Postage & delivery	490
Rent	4,250
Research	163
Salaries & wages - employees	159,350
Subcontractors	262,269
Taxes - other	7,215
Taxes - payroll	26,350
Travel	21,919
Utilities	566
Total general and administrative expenses	619,021
Loss from operations	(608,683)
Net Loss	$ (608,683)
Loss per common share	$ (9.96)

PuroTrader, Inc.
Statement of Changes in Stockholders' Equity (Unaudited)
For the period beginning May 22, 2019 and ending December 31, 2019

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance at May 22, 2019	-	$ -	-	$ -	$ -	$ -	$ -
Net Loss	-	-	-	-	-	(608,683)	(608,683)
Issuance of Common Stock	100,000	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	12,667	13	379,987	-	380,000
Conversion of Equity to Note Payable to Stockholder	-	-	-	-	(25,000)	-	(25,000)
Balance at December 31, 2019	100,000	$ -	12,667	$ 13	$ 354,987	$ (608,683)	$ (253,683)

PuroTrader, Inc.
Statement of Cash Flows (Unaudited)
For the period beginning May 22, 2019 and ending December 31, 2019

Net cash flows from operating activities

Net loss	$	(608,683)

Adjustments to net loss

Depreciation expense	2,815

Changes in:

Accounts payable	97,253
Accrued payroll	104,478
Other assets	31,130

Net cash used in operating activities	(373,007)

Cash flows from investing activities

Purchases of property and equipment	(3,487)

Net cash used in investing activities	(3,487)

Cash flows from financing activities

Issuance of preferred stock	380,000

Net cash provided by financing activities	380,000

Net increase in cash and cash equivalents	3,506

Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	$	3,506

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Shareholder equity converted to note payable to shareholder	$	25,000
Convertible note payable issued to shareholder	$	65,000
Value of property and equipment assumed from former LLC	$	35,657
Issuance of note receivable	$	4,298

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

PuroTrader, Inc., aka Yahyn ("Puro," "we," "our," or the "Company") was formed as a limited liability company in the state of Virginia on February 15, 2013. We filed a certificate of conversion from a limited liability company to a c-corporation pursuant to section 265 of the Delaware General Corporation Law on May 22, 2019. The Company builds and manages website designed to create an online marketplace for third part sellers of restricted brands. The Company's fiscal year end is December 31. The Company operates from its headquarters in Manchester, NH.

PuroTrader, Inc.'s mission is to provide the best available price discovery mechanism alongside the largest available inventory options to consumers for hard to find, restricted brands. PuroTrader.com is designed for the sales of premium cigars and is currently in operation. Yahyn.com is designed to facilitate the sales of premium wine and alcohol and is currently under construction with a target launch date for wine sales of May 2020.

The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's fiscal year end is December 31. The Company operates from its headquarters in Manchester, NH.

Basis of Presentation

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted the new standard as of January 1, 2018, utilizing a full retrospective transition method. Adoption of the new standard resulted in no changes for revenue recognition related as the Company has not yet generated revenue.

Topic 606 established that the Company recognize revenue using the following five-step model:

• Identification of the contract, or contracts, with a customer;
• Identification of the performance obligations in the contract;
• Determination of the transaction price;
• Allocation of the transaction price to the performance obligations in the contract; and
• Recognition of revenue when or as, the Company satisfies a performance obligation.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company's deferred tax assets as it is more likely than not that none of the deferred tax assets will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation - Stock Compensation which requires all share-based payments to employees, including the vesting of restricted stock grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to common stock and capital in excess of par value during the period which services are rendered.

The Company follows ASC Topic 505-50, formerly EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services," for common stock issued to consultants and other non-employees. These shares of common stock are issued as compensation for services provided to the Company and are accounted for based upon the fair market value of the common stock.

Earnings (Loss) Per Share

Earnings (Loss) per share is computed by dividing net income or loss by the weighted-average number of shares outstanding. To the extent that stock options and convertible debt are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. See Note 10 for details of potentially dilutive securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Asset Impairment

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment in 2019.

General and Administrative Expenses

General and administrative expenses include office supplies, software and other overhead expenses.

Software Development Costs

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. The company plans, under its new corporate structure, recognizes its technology to be feasible and marketable as of the end of 2019 and plans to begin capitalizing its technology costs starting in 2020. There was no capitalized software development costs as of May 21, 2019. No amortization expense of the software development costs has been recognized given that the software has not yet been released to the general public.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimate relates to the accruals for income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Recent Accounting Pronouncements</u>

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained losses from its continuing operations and as of December 31, 2019, had negative working capital of $193,927 and a stockholders' deficit of $253,783. The Company believes that its existing cash resources are not sufficient to fund its continuing operating losses, capital expenditures, lease and debt payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management's plans include:

1. Seek to raise equity for working capital purposes and to force conversion of or pay existing debt balances. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues, and consequently cut monthly operating losses.

2. Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2019

Computer equipment	$ 39,144
Less: accumulated depreciation	(8,900)
Property and equipment, net	$ 30,244

Depreciation expense for the period beginning May 22, 2019 and ending December 31, 2019 was 2,815.

NOTE 4:   NOTE PAYABLE TO STOCKHOLDER

$25,000 note payable to a stockholder at December 31, 2019. The note is non-interest bearing and is payable on demand when the company establishes a sustained capital base of $250,000.

NOTE 5: CONVERTIBLE NOTES PAYABLE

Convertible notes payable amounted to $65,000 at December 31, 2019. The convertible notes mature (and/or) convert on December 1, 2021. Convertible notes payable have an interest rate of 8% per annum.

Convertible notes payable have conversion rights into preferred stock. If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes payable and all accrued and unpaid interest on the notes shall automatically convert into fully paid and non-assessable shares of the preferred stock issued in such Qualified Financing at a conversion price equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing. Qualified Financing is defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $1,000,000 (including all proceeds from the incurrence of indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital. In the event of a change of control, the outstanding principal amount of all notes payable, plus all accrued and unpaid interest, in each case that has not otherwise been previously converted into equity securities, shall be due and payable immediately prior to the closing of such change of control, together with a premium equal to 50% of the outstanding principal amount to be prepaid.

The Company has not yet established a class of preferred stock and consequently, there are no additional rights or terms available to such debt holders.

Management has deemed any interest accrual on the notes payable to be immaterial and as such no accrual for interest expense has been recorded.

NOTE 6: FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

The Fair Value Measurements Topic of FASB's ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value where it is practicable to do so for financial instruments not recorded at fair value are as follows:

NOTE 6: FAIR VALUE MEASUREMENTS (CONTINUED)

Cash and cash equivalents, accounts receivable, and accounts payable

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. In general, carrying amounts approximate fair value because of the short maturity of these instruments.

Long-lived Assets

All carrying amounts of long-lived assets approximate fair value.

Debt

At December 31, 2019, the Company's convertible debt was carried at its face value plus accrued interest. Based on the financial condition of the Company, it is impracticable for the Company to estimate the fair value of its short and long-term debt.

The Company has no instruments with significant off-balance sheet risk.

NOTE 7: INCOME TAXES

Since its inception, the Company has never recorded a provision or benefit for federal and state income taxes.

At December 31, 2019, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $608,000 expiring in the years of 2020 through 2035. Utilization of the net operating losses may be subject to annual limitations provided by Section 382 of the Internal Revenue Code and similar State provisions due to ownership changes that may occur in the future.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2019

Deferred tax assets, net:		
Net operating loss carryforwards	$	608,000
Valuation allowance		(608,000)
Net deferred tax assets	$	-

The valuation allowance increased to approximately $608,000 at December 31, 2019

The Company did not have any material unrecognized tax benefits as of December 31, 2019. The Company does not expect the unrecognized tax benefits to significantly increase or decrease within the next twelve months. The Company recorded no interest and penalties relating to unrecognized tax benefits as of and during the year ended December 31, 2019. The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the year ending December 31, 2019.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2019, the Company has not accrued or incurred any amounts for litigation matters.

Leases

The Company leases its 2,200 SQFT Head Quarters in Manchester, NH with Colliers Property Management. The lease began in August 2019, and is for 5 years with a first year starting at $2,961 per month, including capitalized lease improvement costs.

Future minimum lease payments under this agreements are as follows:

Year Ending December 31:	Lease Payments
2020	$ 35,178
2021	36,696
2022	38,241
2023	39,815
2024	37,843
Total future minimum lease payments	$ 187,773

Rent expense was $4,250 for the period from May 22, 2019 to December 31, 2019.

NOTE 9: STOCKHOLDERS' DEFICIT

The Company is authorized to issue 250,000 shares of its common stock and 100,000 shares of Seed Series Preferred stock each, par value $0.001. 100,000 shares of common stock and 12,667 shares of Seed Series Preferred stock are outstanding as of December 31, 2019.

Based upon valuation of its Seed Round of funding which closed November 30, 2019, the Company's stock is recognized to have a value of $30 per share. This valuation is set based upon a private, arms length negotiation between the Company and its chief investor and should not be used as a price valuation for taxation purposes. The Company intends to pursue an IRS section 409-A compliant valuation to set a tax valuation during the fiscal year end 2020.

$65,000 of notes payable plus any accrued interest payable on such notes is convertible into preferred stock at a 20% discount of the price per share that is paid by other purchasers of preferred stock sold in a qualified financing. Preferred stock is authorized, and the rights and preferences of any preferred stock issued in the future shall be determined in a negotiation with an investor that desires to purchase preferred stock from the Company.

Preferred Stock

Each outstanding share of preferred stock bears no cumulative cash dividend; is convertible on a 1 to 1 ratio into shares of common stock, which is equivalent to a conversion price of $39.74 per share; and has a liquidation preference of 1.5x its cost basis. The preferred stock generally votes together as a single class with the common stock and has one vote per share. All shares of preferred stock are held of record by the company's principal investor, Evolution Ventures. At December 31, 2019, 12,667 shares of preferred stock were issued and outstanding under the Plan and 12,667 shares of common stock were reserved for the conversion of the preferred stock.

NOTE 10: LOSS PER COMMON SHARE

Loss per common share data was computed as follows:

Net loss	$ (608,683)
Weighted average common shares outstanding	61,095
Effect of dilutive securities	-
Weighted average dilutive common shares outstanding	61,095
Earnings (loss) per common share – basic and diluted	$ (9.96)

$65,000 of the Company's notes payable are convertible into shares of preferred stock; however, the notes cannot be converted until certain contingencies are met. Consequently, any potentially issuable shares of common stock resulting from a note conversion have not been considered.

NOTE 11: SUBSEQUENT EVENTS

Subsequent to December 31, 2019, a novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. As of May 7, 2020, our operations have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted remote workspaces, including ongoing and planned programming and product enhancements. Our software development and next expected milestones of our product may be impacted, and we may experience delays in anticipated timelines and milestones.

The Company has signed an engagement letter with Netcapital Funding Portal Inc. ("Netcapital") to offer the sale of the Company's common stock to the public under the exemption provided by Section 4(a)(6) of the Securities Act of 1933. This exemption is known as the crowdfunding exemption, or Regulation CF. In March 2020, the Company created a campaign page on Netcapital's website and is offering up to 2,410 shares of preferred stock for sale at a price of $44.38 per share to generate gross proceeds of up to $107,000. Starting in May of 2020, the company will expand this offering on Netcapital to issue 24,109 shares at the same price to generate gross proceeds of $1,070,000

The Company evaluated subsequent events through May 7, 2020. There were no other material subsequent events that required recognition or additional disclosure in these financial statements